Exhibit 99.1

2024 INTERIM REPORT

TABLE OF CONTENTS

I. INTERIM MANAGEMENT REPORT		1
II. INTERIM CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS MDXHEALTH SA		3
1.	CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME	3
2.	CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION	4
3.	CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	5
4.	CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS	6
5.	EXPLANATORY NOTES	7
III. CORPORATE INFORMATION		18

This Interim Report contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth SA and its wholly-owned subsidiaries (hereinafter “MDxHealth” or the “Company”) and the market in which it operates. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s plans relating to commercializing its tests and related diagnostic products and services (collectively “tests”, “testing solutions” or “solutions”) and the rate and degree of market acceptance of its solutions; the size of the market opportunity for the Company’s Confirm mdx, Select mdx, Resolve mdx, Monitor mdx and Genomic Prostate Score (“GPS”) tests and other future tests and solutions it may commercialize or develop; the acceptance of the Company’s testing solutions by healthcare providers; the willingness of health insurance companies and other payers to cover the Company’s testing solutions and adequately reimburse the Company for such solutions; the Company’s plans relating to the further development of testing solutions; existing regulations and regulatory developments in the United States, Europe and other jurisdictions; the Company’s ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of the Company’s research and development programs; the period over which the Company estimates its existing cash will be sufficient to fund future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the Company’s ability to attract and retain qualified employees and key personnel; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its testing solutions and technology; the Company’s ability to operate its business without infringing the intellectual property rights and proprietary technology of third parties; the possibility that the anticipated benefits from the Company’s business acquisitions will not be realized in full or at all or may take longer to realize than expected; costs associated with defending intellectual property infringement, product liability and other claims; and uncertainties associated with global macroeconomic conditions. The risks included above are not exhaustive. Other important risks and uncertainties are described in the Risk Factors section of the 2023 Annual Report on Form 20-F and under the heading “Principal risks related to the business activities” in “Section I. Interim Management Report” below. You are further cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this Interim Report to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This Interim Report does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

I. INTERIM MANAGEMENT REPORT

Highlights

Key non-audited financials, as of June 30, 2024

Key unaudited consolidated figures for the six months ended June 30, 2024 and 2023 (thousands of U.S. dollars, except per share data):

For the six months ended	June 30, 2024	June 30, 2023	$ Change	% Change
Revenue	41,993	31,445	10,548	34%
Gross Profit	25,349	18,705	6,644	36%
Operating expenses	(39,371)	(35,165)	(4,206)	12%
Operating loss	(14,022)	(16,460)	2,438	(15%)
Net loss	(20,039)	(22,335)	2,296	(10%)
Basic and diluted loss per share	(0.73)	(0.91)	0.18	(20%)

Revenue increased 34% to $42.0 million compared to $31.4 million for the prior year.

Gross profit increased 36% to $25.3 million compared to $18.7 million for the prior year. Gross margins were 60.4% as compared to 59.5% for the prior year, an improvement of 90 basis points.

Operating loss decreased 15% to $14.0 million compared to $16.5 million for the prior year, driven by higher revenues and gross profit.

Net loss decreased 10% to $20.0 million compared to $22.3 million for the prior year, primarily driven by the factors mentioned above.

Justification to continue using the accounting rules on the basis of going concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of and for the period ended June 30, 2024, had an accumulated deficit of $351.5 million, a net loss of $20.0 million, and net cash used in operating activities of $9.8 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months.

While these conditions, among others, could raise substantial doubt about its ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of June 30, 2024, the Company had cash and cash equivalents of $21.3 million. Taking into account the above financial situation and on the basis of the most recent business plan, including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to maintain adequate levels of cash as required by certain financial covenants present in the new OrbiMed Loan Facility (described in Note 9), and to access additional cash through debt, equity or other means, for which at this moment, a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Principal risks related to the business activities

MDxHealth operates in a rapidly changing environment that involves a number of risks that could materially affect its business, financial condition or future results, some of which are beyond the Company’s control. In addition to the other information set forth in this section and elsewhere in this Interim Report, the risks and uncertainties that the Company believes are most important for you to consider have been outlined in the 2023 Annual Report on Form 20-F, which is available on the Securities and Exchange Commission’s website as well as the Company’s website at www.mdxhealth.com/investors/financials.

Our credit facility contains restrictions that limit our flexibility in operating our business, and if we fail to comply with the covenants and other obligations under our credit facility, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

On May 1, 2024, the Company entered into a $100 million Credit Agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”). The Company and OrbiMed entered into amendments to the Credit Agreement in July and August 2024, pursuant to which certain financial covenants were amended and certain amendment fees became payable. The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million will be made available, at the Company’s discretion, on or prior to March 31, 2025, subject to certain net revenue requirements and other customary conditions, and (iii) $20 million will be made available, at the Company’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. Subsequent amendments to the Credit Agreement added a minimum liquidity level condition to the $25 million additional loan draw. All obligations under the credit agreement are secured by substantially all of the Company’s assets, including intellectual property rights.

The Company is subject to a number of affirmative and restrictive covenants pursuant to the Credit Agreement, which limit or restrict its ability to (subject to certain qualifications and exceptions): create liens and encumbrances; incur additional indebtedness; merge, dissolve, liquidate or consolidate; make acquisitions, investments, advances or loans; dispose of or transfer assets; pay dividends or make other payments in respect of their capital stock; amend certain material documents; redeem or repurchase certain debt; engage in certain transactions with affiliates; enter into certain restrictive agreements; and engage in certain other activities customary for a senior secured credit facility. In addition, if, for any quarter beginning on June 30, 2025 and until the maturity date of the Loan Facility, the Company’s net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the Credit Agreement, MDxHealth shall be required to begin to repay the outstanding principal amount of the Loan Facility in equal monthly installments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the Loan Facility. In addition, the Company will be required to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, initially at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones, as further described in the Credit Agreement filed as exhibit 4.1 to Form 6-K, dated May 1, 2024. Subsequent amendments to the Credit Agreement, filed as exhibits 4.1 and 4.2 to Form 6-K dated August 21, 2024, have temporarily reduced the initial minimum level of unrestricted cash and cash equivalents to $12.5 million until the end of the current calendar year.

The Company’s obligations under the Credit Agreement are subject to acceleration upon the occurrence of an event of default (subject to applicable notice and grace periods). The Company may also enter into other debt agreements in the future which may contain similar or more restrictive terms.

The Company’s ability to remain in compliance with financial covenants contained in the Credit Agreement, and to make scheduled payments required under the Credit Agreement depends on numerous factors, including the Company’s financial and operating performance, as well as its ability to secure additional equity capital, which is expected to be needed for the Company to remain in compliance with liquidity covenants. While the Company’s revenues are growing and its financial performance is improving, there can be no assurance that the Company will maintain a level of cash reserves or cash flows from operating activities sufficient to remain in compliance with applicable financial covenants and to permit it to pay the principal, premium, if any, and interest on our existing or future indebtedness. If the Company’s cash flows and capital resources prove insufficient, the Company may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. The Company cannot assure you that it would be able to take any of these actions, or that these actions would permit the Company remain in compliance with the Credit Agreement or to meet its scheduled debt service obligations. Failure to comply with the terms and conditions of the Credit Agreement will (subject to applicable notice and grace periods) result in an event of default, which could result in an acceleration of amounts due under the Credit Agreement. The Company may not have sufficient funds or may be unable to arrange for additional financing to repay its indebtedness or to make any accelerated payments, and OrbiMed could seek to enforce security interests in the collateral securing such indebtedness, which would harm the Company’s business. In addition, if the Company is unable to timely achieve certain minimum revenue and liquidity targets, it will be unable to borrow additional funds pursuant to the Loan Facility, which could negatively impact the Company’s ability to fund its operations.

Declaration of responsible persons

The Board of Directors of MDxHealth SA, represented by all its members, declares that, as far as it is aware, the financial statements in this Interim Report, made up according to the applicable standards for financial statements, give a true and fair view of the equity, financial position and the results of the Company and its consolidated subsidiaries. The Board of Directors of MDxHealth SA, represented by all its members, further declares that this Interim Report gives a true and fair view on the information that has to be contained herein. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

II. INTERIM CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MDXHEALTH SA

For the six months ended June 30, 2024

1. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Thousands of $ (except per share data)	Note	Jan-June 2024	Jan-June 2023

Services		41,963	31,345
Royalties and other revenues		30	100
Revenues	4	41,993	31,445
Cost of sales (exclusive of amortization of intangible assets)	4	(16,644)	(12,740)
Gross Profit		25,349	18,705
Research and development expenses	5	(5,067)	(2,990)
Selling and marketing expenses	5	(20,661)	(18,371)
General and administrative expenses	5	(11,201)	(10,899)
Amortization of intangible assets		(2,248)	(2,239)
Other operating income (expense), net		(194)	(666)
Operating loss		(14,022)	(16,460)
Financial income	6	1,642	1,006
Financial expense	6	(7,659)	(6,881)
Loss before income tax		(20,039)	(22,335)
Income tax		0	0
Loss for the period		(20,039)	(22,335)

Loss per share attributable to parent
Basic and diluted		(0.73)	(0.91)

Condensed unaudited consolidated statement of other comprehensive income

Loss for the period		(20,039)	(22,335)
Other comprehensive income
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations		65	(199)
Total other comprehensive income		65	(199)
Total comprehensive loss for the period (net of tax)		(19,974)	(22,534)

2. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	Note	as of June 30, 2024	as of December 31, 2023
ASSETS
Goodwill		35,926	35,926
Intangible assets	7	43,254	44,337
Property, plant and equipment	8	4,887	4,956
Right-of-use assets		4,623	4,989
Financial assets		1,269	763
Non-current assets		89,959	90,971
Inventories		3,754	2,779
Trade receivables	10	13,454	11,088
Prepaid expenses and other current assets		2,347	1,914
Cash and cash equivalents		21,344	22,380
Current assets		40,899	38,161
Total assets		130,858	129,132
EQUITY
Share capital		173,931	173,931
Issuance premium		153,177	153,177
Accumulated deficit		(351,485)	(331,446)
Share-based compensation		16,093	12,139
Translation reserve		(528)	(593)
Total equity	14	(8,812)	7,208

LIABILITIES
Loans and borrowings	9/10	51,312	35,564
Lease liabilities		3,095	3,578
Other non-current financial liabilities	9/10	40,251	63,259
Non-current liabilities		94,658	102,401
Loans and borrowings	9/10	646	643
Lease liabilities		1,609	1,480
Trade payables	10	12,126	8,811
Other current liabilities		5,734	5,694
Other current financial liabilities	9/10	24,897	2,895
Current liabilities		45,012	19,523
Total liabilities		139,670	121,924
Total equity and liabilities		130,858	129,132

3. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to owners of MDxHealth SA

Thousands of $, except number of shares	Number of shares*	Share capital and issuance premium	Accumulated Deficit	Share-based compensation and other reserves	Translation reserves	Total equity
				Note 9, 12
Balance at December 31, 2022	16,288,093	286,631	(288,346)	11,474	(444)	9,315
Loss for the period			(22,335)			(22,335)
Other comprehensive income					(199)	(199)
Total comprehensive income for the period			(22,335)		(199)	(22,534)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	10,750,000	39,599				39,599
Share-based compensation				278		278
Balance at June 30, 2023	27,038,093	326,230	(310,681)	11,752	(643)	26,658

Balance at December 31, 2023	27,288,093	327,108	(331,446)	12,139	(593)	7,208
Loss for the period			(20,039)			(20,039)
Other comprehensive income					65	65
Total comprehensive income for the period			(20,039)		65	(19,974)

Transactions with owners in their capacity as owners:
Issuance of warrants				3,260		3,260
Share-based compensation				694		694
Balance at June 30, 2024	27,288,093	327,108	(351,485)	16,093	(528)	(8,812)

*	The company completed a share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split as of November 13, 2023. All share amounts and the EPS were adjusted retroactively to reflect the reverse stock-split.

4. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Thousands of $	Note	Jan-June 2024	Jan-June 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(14,022)	(16,460)
Depreciation		1,450	1,173
Amortization of intangible assets		2,248	2,239
Share-based compensation	12	694	278
Other non-cash transactions		205	696
Cash used in operations before working capital changes		(9,425)	(12,074)

Changes in operating assets and liabilities
Increase (-) in inventories		(975)	(347)
Increase (-) / decrease (+) in receivables		(2,799)	1,733
Increase (+) in payables		3,406	827
Net cash outflow from operating activities		(9,793)	(9,861)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	8	(786)	(2,153)
Acquisition and generation of intangible assets		(971)	(980)
Interest received		363	317
Net cash outflow from investing activities		(1,394)	(2,816)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs		0	39,599
Proceeds from loan obligation	9	53,358	0
Repayment of loan obligation and debt extinguishment costs	9	(39,218)	(318)
Payment of lease liability		(951)	(712)
Payment of interest		(2,888)	(1,731)
Other financial expense		(141)	0
Net cash inflow from financing activities		10,160	36,838

Net (decrease) / increase in cash and cash equivalents		(1,027)	24,161

Cash and cash equivalents at beginning of the period		22,380	15,503
Effect of exchange rates		(9)	(192)
Cash and cash equivalents at end of the period		21,344	39,472

5. EXPLANATORY NOTES

Accounting policies

1.	Basis of preparation

MDxHealth, SA together with its subsidiaries are herein referred to as “MDxHealth” or the “Company”. MDxHealth is a company domiciled in Belgium, with offices and labs in the United States and The Netherlands. The reporting and functional currency of the Company is the U.S. Dollar.

MDxHealth is a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. The Company’s novel prostate cancer genomic testing solutions combine advanced clinical modeling with genomic data to provide each patient with a personalized cancer risk profile, which provides more accurate and actionable information than standard risk factors (e.g., PSA, DRE, age) used by clinicians.

The Company’s Select mdx and Confirm mdx solutions address men at risk for developing prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. The Company’s Genomic Prostate Score (GPS) solution addresses men newly diagnosed with prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease, including active surveillance. The Company’s collective decades of experience in precision diagnostics and its portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports its active pipeline of new testing solutions for prostate and other urologic diseases.

The Company is headquartered in Belgium. The parent company, MDxHealth SA, has its registered and corporate office in Cap Business Center, Rue d’Abhooz 31, 4040 Herstal, Belgium. MDxHealth, Inc., the Company’s U.S. subsidiary, is located at 15279 Alton Parkway, Suite 100, Irvine, CA 92618, United States. MDxHealth B.V., the Company’s Dutch subsidiary, is located at Transistorweg 5, 6534 Nijmegen, The Netherlands.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

The results and financial positions of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet. At June 30, 2024, the exchange rate applied for assets and liabilities was €1 to $1.0705 (at December 31, 2023: €1 to $1.105) quoted by the European Central Bank.

●	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates. At June 30, 2024, the exchange rate applied for assets and liabilities was €1 to $1.0813 (at June 30, 2023: €1 to $1.0807) quoted by the European Central Bank.

●	All resulting exchange differences are recognized in other comprehensive income.

These interim consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as of, and for the year ended, December 31, 2023.

The Company ended the period with $21.3 million in cash and cash equivalents as of June 30, 2024, and continued to incur losses. The Company is expecting continued losses and negative operating cash flows in the coming twelve months. Taking into account the above financial situation and on the basis of the most recent business plan, including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to maintain adequate levels of cash as required by certain financial covenants present in the new OrbiMed Loan Facility (described in Note 9), and to access additional cash through debt, equity or other means, for which at this moment, a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

2.	Significant accounting policies, use of judgments and estimates

The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB), collectively “IFRS”. In addition, the financial statements are also prepared in accordance with IFRS as adopted by the EU (“EU IFRS”). The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2023. No amendments to existing standards that became applicable as from January 1, 2024, have a material impact on the interim condensed consolidated financial statements or accounting policies.

The preparation of the interim condensed financial statements in compliance with IAS 34 requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The Company has applied the same accounting policies and there have been no material revisions to the nature and amount of estimates and judgments in its interim condensed consolidated financial statements except for new estimates and judgements made in respect of the new OrbiMed credit agreement detailed in Note 9.

Reclassifications

Certain prior period balances have been reclassified to conform to current period presentation of the Company’s interim condensed financial statements and accompanying notes. Such reclassifications have no effect on previously reported results of operations, accumulated deficit, subtotals of operating, investing or financing cash flows or consolidated balance sheet totals.

The company completed a share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split as of November 13, 2023. All share amounts and the EPS were adjusted retroactively to reflect the reverse stock-split.

3.	Significant events and transactions

Refer to Note 9 – Loans, borrowings, lease obligations and other financial liabilities, for further information on the Company’s new credit agreement with certain funds managed by OrbiMed Advisors LLC, which replaced its previous debt facility with Innovatus.

4.	Revenue and cost of sales

Revenue

Thousands of $ For the six months ended June 30	2024	2023
Services	41,963	31,345
Royalties and other revenues	30	100
Total revenue	41,993	31,445

Revenues related to royalties, licenses and other revenues are generally recognized over time as described in Note 2.7 of the Company’s 2023 yearend financial statements on Form 20-F.

The Company did not recognize any contract assets or contracts liabilities.

Total revenue for six months ended June 30, 2024, was $42.0 million, an increase of 34% as compared to total revenue of $31.4 million for the same period in 2023.

Segment revenue

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. However, the Company does distinguish different geographical operating segments based on revenue since the revenues are generated both in the United States of America and in Europe.

For the period ended June 30, 2024, the Company earned 100% of its revenue from external customers from its clinical laboratory testing services and out-licensing of intellectual property. For the period ended June 30, 2024, the clinical laboratory testing in the U.S. CLIA laboratory represented 99.8% of the Company’s revenue (first six months of 2023: 99.2%), while the out-licensing of intellectual property revenue and grant income in Europe represented less than 1% (first six months of 2023: less than 1%).

The amount of its revenue from external customers broken down by location from the customers is shown in the table below:

Thousands of $ For the six months ended June 30	2024	2023
United States of America	41,888	31,198
Europe	103	243
Rest of the world	2	4
Total segment revenue	41,993	31,445

As of June 30, 2024, 99% of the non-current assets were located in the U.S. (June 30, 2023: 92%) and the remaining 1% were located in Europe (June 30, 2023: 8%).

Cost of sales exclusive of amortization of intangible assets)

Thousands of $ For the six months ended June 30	2024	2023
Cost of sales (exclusive of amortization of intangible assets)	(16,644)	(12,740)
Total cost sales	(16,644)	(12,740)

The costs of sales include the costs associated with providing testing services to third parties and include the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition. Amortization of intangible assets are excluded from cost of sales and are presented separately in the statement of profit or loss.

5.	Operating expenses

Research & development expenses

Research and development expenses consist of costs incurred for the development and improvement of our products. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products.

For the six months ended June 30, 2024, research and development expenses increased by $2.1 million, or 69%, primarily due to increases in clinical studies and product development costs, which include an increase in headcount as we prepared for the final stages of transitioning the GPS assay to our lab in Irvine.

Sales and marketing expenses

The Company’s selling and marketing expenses are expensed as incurred and include costs associated with its sales organization, including its direct clinical sales force and sales management, medical affairs, client services, marketing and managed care, as well as technical lab support and administration. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

For the six months ended June 30, 2024, selling and marketing expenses increased by $2.3 million, or 12%, primarily related to an increase in sales commissions as part of the 34% growth in sales.

General and administrative expenses

General and administrative expenses include costs for certain executives, accounting and finance, legal, revenue cycle management, information technology, human resources, and administrative functions. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), professional service fees such as consulting, accounting, legal, general corporate costs, and public-company costs associated with the Company’s listing, as well as allocated overhead costs (rent, utilities, insurance, etc.).

For the six months ended June 30, 2024, general and administrative expenses increased by $0.3 million or 3%, primarily related to headcount and the overall growth in our business.

6.	Financial income and expense

Financial income

Thousands of $ For the six months ended June 30	2024	2023
Interest income	363	317
Fair value adjustments
Exact Sciences 5-year warrants	1,037	0
Innovatus derivative instrument	165	689
Derivative financial assets	77	0
Total financial income	1,642	1,006

Financial income for the period ended June 30, 2024, was primarily driven by a non-cash decrease of $1 million in the Exact Sciences 5-year warrants liability as well as interest income of $0.4 million from cash deposits.

Financial expenses

Thousands of $ For the six months ended June 30	2024	2023
Contingent consideration fair value adjustments:
GPS contingent consideration	(1,028)	(3,854)
NovioGendix contingent consideration	(68)	(28)
Total contingent consideration fair value adjustments	(1,096)	(3,882)

Other financial expenses:
Innovatus debt extinguishment costs	(3,130)	0
Interest on Innovatus loan	(1,775)	(2,628)
Interest on OrbiMed loan	(1,315)	0
Interest on other loans & leases	(202)	(169)
Kreos derivative instrument	0	(136)
Other financial loss	(141)	(66)
Total other financial expenses	(6,563)	(2,999)
Total financial expenses	(7,659)	(6,881)

Financial expenses for the period ended June 30, 2024, were primarily related to the Innovatus debt extinguishment costs (further described in Note 9 below), as well as interest expense on the Innovatus and OrbiMed debt facilities, and the change in fair value of the GPS contingent consideration.

7.	Intangible assets

Thousands of $	Patents and software licenses	Internally- developed intangible assets	Externally acquired intellectual property	Customers	Total
Gross Value at January 1, 2023	5,134	10,372	41,375	8,007	64,888
Additions		980			980
Gross Value at June 30, 2023	5,134	11,352	41,375	8,007	65,868

Accumulated amortization and impairment at January 1, 2023	(5,134)	(8,722)	(4,353)	(513)	(18,722)
Additions		(171)	(1,452)	(616)	(2,239)
Accumulated amortization and impairment at June 30, 2023	(5,134)	(8,893)	(5,805)	(1,129)	(20,961)
Net value at June 30, 2023	-	2,459	35,570	6,878	44,907

Thousands of $	Patents and software licenses	Internally- developed intangible assets	Externally acquired intellectual property	Customers	Total
Gross Value at January 1, 2024	5,134	13,032	41,375	8,007	67,548
Additions		1,164			1,164
Gross Value at June 30, 2024	5,134	14,196	41,375	8,007	68,712

Accumulated amortization and impairment at January 1, 2024	(5,134)	(9,060)	(7,272)	(1,745)	(23,211)
Additions		(171)	(1,460)	(616)	(2,247)
Accumulated amortization and impairment at June 30, 2024	(5,134)	(9,231)	(8,732)	(2,361)	(25,458)
Net value at June 30, 2024	-	4,965	32,643	5,646	43,254

Amortization of intangible assets is included as a separate line in the statement of profit or loss.

The externally-acquired intangible asset includes technology acquired in the business combination with NovioGendix in 2015 and with the acquisition of the GPS test in August 2022. The estimated remaining amortization period amounts to 1.1 years for the NovioGendix IP and to 13.1 years for the GPS IP.

Customer relationships include customers acquired in the GPS acquisition. The GPS Customer relationships are amortized over 6.5 years, the estimated remaining amortization period amounts to 4.5 years.

The internally-developed intangible assets relate to the capitalized development expenses for Confirm mdx and Select mdx over the past years as well as for the development of the GPS assay in-house and our Resolve mdx assay. The estimated remaining amortization period amounts to 5.0 years for GPS and 2.8 years for Resolve mdx. As of June 30, 2024 and 2023, the Company capitalized $1.2 million and $1.0 million, respectively, in GPS and Resolve mdx development expenses.

8.	Property, plant & equipment

During the six-months ended June 30, 2024, the Company acquired $0.8 million of fixed assets, which consisted of $0.5 million of laboratory equipment, $0.1 million of leasehold improvements, and $0.2 million of IT equipment and furniture. The primary purpose of these acquisitions was to add testing capacity for GPS and Resolve assays. During the six-months ended June 30, 2023, the company acquired $2.0 million of fixed assets, which consisted of $1.1 million of laboratory equipment, $0.5 million of leasehold improvements, $0.2 million of IT equipment, and $0.2 million of furniture.

9.	Loans, borrowings, lease obligations and other financial liabilities

	Loans and borrowings			Other financial liabilities
Thousands of $ As of	June 30, 2024	December 31, 2023	June 30, 2023	June 30, 2024	December 31, 2023	June 30, 2023
Beginning balance	36,207	35,530	35,530	66,154	55,864	55,864
Cash movements
Loans and borrowings repaid	(36,725)	(637)	(318)		(1,022)
Loans and borrowings received (OrbiMed)	51,285
Non-cash movements
Innovatus - effective interest rate adjustment	501	1,314	605
OrbiMed – effective interest rate adjustment	27
Recognition of Innovatus remaining EIR balance at loan close	663
Reclassification of warrants as an equity instrument[1]				(1,116)
Innovatus debt extinguishment costs				(27)
Foreign exchange rate impact / other					(4)
Fair value changes through profit and loss				137	11,316	4,144
Balance at the closing date	51,958	36,207	35,817	65,148	66,154	60,008

[1]	Following approval by the General Assembly on June 20, 2024, for the issuance of the warrants, the warrants to Exact Sciences are no longer considered to be a financial liability and have accordingly been reclassified as an equity instrument at the then prevailing fair value of $1.1 million.

OrbiMed Credit Agreement

On May 1, 2024, the Company entered into a $100 million Credit Agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”). The Company and OrbiMed entered into amendments to the Credit Agreement in July and August 2024, pursuant to which certain financial covenants were amended and certain amendment fees became payable. The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million will be made available, at the Company’s discretion, on or prior to March 31, 2025, subject to certain net revenue requirements and other customary conditions, and (iii) $20 million will be made available, at the Company’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. Subsequent amendments to the Credit Agreement added a minimum liquidity level condition to the $25 million additional loan draw. All obligations under the credit agreement are secured by substantially all of the Company’s assets, including intellectual property rights.

During the term of the Loan Facility, interest payable in cash by MDxHealth shall accrue on any outstanding amounts under the Loan Facility at a rate per annum equal to the greater of (x) the SOFR rate for such period and (y) 2.50% plus, in either case, 8.50%. During an event of default, any outstanding amount under the Loan Facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest. MDxHealth will pay certain fees with respect to the Loan Facility, including an upfront fee, an unused fee on the undrawn portion of the Loan Facility, an administration fee, a repayment premium and an exit fee, as well as certain other fees and expenses of the Lender.

If, for any quarter until the maturity date of the Loan Facility, the Company’s net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the Credit Agreement, MDxHealth shall be required to begin to repay the outstanding principal amount of the Loan Facility in equal monthly installments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the Loan Facility. MDxHealth shall repay amounts outstanding under the Loan Facility in full immediately upon an acceleration as a result of an event of default as set forth in the Credit Agreement, together with a repayment premium and other fees. In addition, the Company will be required to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, initially at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones, as further described in the Credit Agreement filed as exhibit 4.1 to Form 6-K, dated May 1, 2024. Subsequent amendments to the Credit Agreement, filed as exhibits 4.1 and 4.2 to Form 6-K, dated August 21, 2024, have temporarily reduced the initial minimum level of unrestricted cash and cash equivalents to $12.5 million until the end of the current calendar year.

The Company also agreed to issue warrants (the “Warrants”) to affiliates OrbiMed to subscribe for up to 1,243,060 new ordinary shares, with no par value (“Ordinary Shares”), at an exercise price of $2.4134 per Ordinary Share. The Warrants were issued on June 20, 2024, following approval by the Company’s shareholders and have a term of five years from their issuance date. The Warrants’ terms and conditions contain customary share adjustment provisions, as well as weighted average price protection in certain circumstances.

The OrbiMed Credit Agreement was accounted for as a hybrid financial instrument, which included a host financial liability, being the Loan Facility, as well as two embedded derivatives, being the Warrants granted to OrbiMed, and a prepayment right held by the Company. Both embedded derivatives are considered not closely related to the host financial instrument. The initial carrying amount of the host instrument becomes the residual amount being the proceeds received from OrbiMed, net of transaction costs, less the fair value of both embedded derivatives. Subsequently, the host financial instrument is accounted for at amortized cost where the Company considers all expected future cash flows available under the Loan Facility, whereas the prepayment right is considered to be a financial asset accounted for at fair value through the statement of profit or loss. The Warrants are accounted for as an equity instrument at the time of issuance with no subsequent remeasurement. The Warrants granted to OrbiMed were valued at $ 2.1 million on May 1, 2024, based on a binomial tree model with a estimated volatility of 71.68%.

Innovatus debt facility

As part of the new OrbiMed Loan Facility, the Innovatus debt facility was paid off in full on May 1, 2024. Accordingly, both the host financial liability as well as the embedded derivative convertible call option have been removed from the statement of financial position.

The Innovatus debt facility was accounted for as a hybrid financial instrument which included a host financial liability as well as an embedded derivative financial instrument being an equity conversion call option at a fixed rate of up to 15% of the aggregate outstanding principal amount through August 2, 2025.

The embedded derivative was not considered to be closely related to the host financial liability given the differences in economics and risks, and as such both were accounted for separately:

●	The host financial liability was recognized at amortized cost applying the effective interest rate method;

●	The embedded derivative convertible (American) call option was recognized at fair value using a binomial tree option pricing model whereby the fair value was based on the actual stock price and the estimated volatility of the Company’s shares on Nasdaq since the Company’s IPO on November 4, 2021, and through the valuation date. The volatility measured on August 2, 2022, which was the closing date of the Innovatus debt facility, was 62.85% and at June 30, 2023 was 72.80%. Changes to the fair value of the embedded derivative were recognized through the statement of profit or loss.

Other financial liabilities

GPS Contingent consideration

As part of the acquisition of the GPS business from Exact Sciences in August 2022, and the subsequent amended asset purchase agreement from August 2023, an aggregate earnout amount of up to $82.5 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earnout payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Fair value adjustments to this contingent consideration are recognized in the statement of profit or loss.

As of June 30, 2024, the contingent consideration has been assessed at $63.9 million, of which $24.4 million has been recorded under “Other current financial liabilities” and the remaining $39.5 million has been recorded under “Other non-current financial liabilities”. As of December 31, 2023, the contingent consideration was assessed at $62.6 million, and was recorded under “Other non-current financial liabilities”.

Innovatus embedded derivative convertible call option

The embedded derivative convertible (American) call option was recognized at fair value within other current financial liabilities and was measured using a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price. The fair value of the liability was estimated at $192,000 as of December 31, 2023. Given repayment of the Innovatus debt facility as of May 1, 2024, the embedded derivative convertible call option has been removed from the statement of financial position.

Other financial liabilities

Other financial liabilities include the contingent consideration related to the acquisition of NovioGendix in 2015 and amounted to $1.3 million as of June 30, 2024, and $1.2 million as of December 31, 2023, of which $550,000 was considered current as of June 30, 2024, and December 31, 2023. The contingent consideration is valued at fair value through the statement of profit or loss. The fair value of this contingent consideration is reviewed on a periodic basis. The fair value is based on risk-adjusted future cash flows of different scenarios discounted using an interest rate of 15.21% as of June 30, 2024.

10.	Financial instruments and fair value

The table shows the Company’s significant financial assets and liabilities. All financial assets and liabilities are carried at amortized cost with the exception of the contingent considerations in relation to acquisitions and derivative financial instruments reported at fair value through profit and loss.

All financial assets and liabilities are considered to have carrying amounts that do not materially differ from their fair value.

The carrying value and fair value of the financial instruments as of June 30, 2024, and December 31, 2023, can be presented as follows:

Thousands of $	As of June 30, 2024	As of December 31, 2023	Hierarchy
Assets At fair value
OrbiMed prepayment option	439	0	Level 3
Right to pay Exact earnout in shares	830	763	Level 3

At amortized cost
Trade receivables	13,454	11,088
Cash and cash equivalents	21,344	22,380
Total financial assets	36,067	34,231

Liabilities
At fair value
Other financial liabilities
GPS contingent consideration	63,881	62,611	Level 3
Exact Sciences 5-year warrants	0	2,153	Level 3
NovioGendix contingent consideration	1,267	1,198	Level 3
Innovatus derivative instrument	0	192	Level 3
Subtotal financial liabilities at fair value	65,148	66,154

At amortized cost:
Loans and borrowings	51,958	36,207
Lease liabilities	4,704	5,058
Trade payables	12,126	8,811
Subtotal financial liabilities at amortized cost	68,788	50,076

Total financial liabilities	133,936	116,230

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character.

●	The fair value of loans and borrowings applying the effective interest rate method approximates their carrying value (level 2).

●	OrbiMed Loan Facility: the host financial liability was obtained with a variable interest rate based upon the Secured Overnight Financing Rate (“SOFR”), (with a floor of 2.5%) plus a margin of 8.5%.

●	Innovatus debt facility: the host financial liability was obtained with a variable interest rate based upon the Prime Rate (with a floor of 4%) and a margin of 4.25%. No fair value was determined at June 30, 2024, given that the loan was fully paid off on May 1, 2024.

●	Paycheck Protection Program (PPP): applying a market rate would not result in a materially different fair value which carries an interest rate of 1% and was obtained as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act.

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●	The fair value of contingent consideration payable to NovioGendix (presented in the statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) and Exact Sciences is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). These are initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income in the statement of profit or loss.

ο	GPS: The fair value of the contingent consideration payable to Exact Sciences is based on a probability-weighted average estimate based on multiple scenarios varying in timing and amount of earnout payment. This probability-weighted estimate of a payout of $82.5 million over the full earnout period is then discounted to its net present value taking into account expected time when earnout would become payable in 2025, 2026, and 2027. Fair-value adjustments resulting in a financial charge of $1.0 million and a charge to other operating expenses of $243,000 have been recorded as of June 30, 2024. The Company used the following discount rates:

▪	At June 30, 2024: 15.21% for the period where the earnout is still variable, and17.34% for period where the earnout is fixed, but not yet payable

▪	At December 31, 2023: 12.83% for period where earnout is still variable, and 13.67% for period where the earnout is fixed, but not yet payable.

ο	NovioGendix: the Company used a discount rate of 15.21%. The effect of the fair value measurement is $68,000 in the condensed consolidated financial statements of which all is in financial expense.

●	The fair value of the derivative financial liabilities related to the Innovatus derivative call option (as detailed in Note 7) was performed using a binomial pricing model which takes into account several factors including the expected evolution in share price and was considered as level 3 input. Given repayment of the Innovatus debt facility on May 1, 2024, no fair value was determined.

●	Exact Sciences 5-Year Warrants: The fair value of the warrant held by Exact Sciences to acquire up to 1 million shares of MDxHealth was measured using a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price starting from the share price on December 31, 2023 of $3.94 with an estimated volatility of 72.99% and a contractual strike price of $5.265. This valuation model is considered as a level 3 input and was assessed at $2.2 million financial liability as of December 31, 2023. Following approval of the issuance of the Warrants by the General Assembly on June 20, 2024, the Warrants are no longer considered to be a financial liability and have accordingly been reclassified into equity as an equity instrument at the then prevailing fair value of $1.1 million, considering a share price of $2.67 on June 20, 2024, and an estimated volatility of 71.46%.

●	Derivative Financial assets, both valued using valuation models with level 3 inputs:

ο	The fair value of the Company’s option to prepay the OrbiMed Loan Facility was measured based on a valuation model which takes into account several factors, including the expected prepayment option exercise price and the potential cash savings that could be realized by the Company. This valuation model is considered as level 3 input and was valued as a $0.4 million financial asset.

ο	The fair value of Company’s option to settle the Exact Sciences earnout obligation in cash or through the issuance of additional shares of the Company was measured based on a Monte Carlo valuation model which takes into account several factors including the expected evolution in Company’s share price as well as the 7.5% ownership limit of the outstanding shares of MDxHealth, as described above. This valuation model is considered as level 3 input and was valued as a $0.8 million financial asset.

Fair value hierarchy:

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted prices in active markets for identical assets and liabilities;

●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the year.

A reconciliation of cash and non-cash movements of level 3 financial assets is presented below:

	OrbiMed prepayment Option		Right to settle Exact Earnout in Shares
Thousands of $ Balance at the closing date of	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Beginning balance	0	0	763	0
Non-cash movements
Recognition of OrbiMed prepayment option	429
Fair value changes through profit and loss	10		67	763
Ending balance	439	0	830	763

A reconciliation of cash and non-cash movements of level 3 financial liabilities is presented below:

	Financial Derivative Instruments (Innovatus)		Contingent consideration (NovioGendix and GPS)
Thousands of $ Balance at the closing date of	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Beginning balance	192	1,801	65,962	54,063
Cash movements
Loans and borrowing repaid		(1,022)		(250)
Non-cash movements
Exact Sciences 5-year warrant				2,153
Reclassification of warrants as an equity instrument			(1,116)
Innovatus debt extinguishment costs	(27)
Effective interest rate adjustment		(4)
Fair value changes through profit and loss	(165)	(719)	302	9,996
Change to level 1 fair value hierarchy		136
Ending balance	0	192	65,148	65,962

11.	Related party transactions

There were no transactions to key management other than remuneration, warrants, and bonus, all of which are detailed in the Company’s 2023 Annual Report. For the six months ended June 30, 2024, total remuneration for key management and Directors was $1.5 million, and 1.1 million warrants being granted.

There were no other related party transactions.

12.	Warrant plans

In June 2024, the shareholders approved the issuance of 2,000,000 Share Options, pursuant to a share option plan named the “2024 Share Option Plan” in an effort to create a pool of outstanding options available for further grants to selected participants. Each 2024 Share option shall entitle the holder thereof to subscribe for one new share to be issued by the Company.

The following table details warrant grants for each share option plan:

As of June 30, 2024	Granted during 2024	Granted prior to 2024	Total granted
2017 share option plan	-	250,000	250,000
2019 share option plan	-	299,850	299,850
2021 share option plan	500	359,500	360,000
2022 share option plan	1,500	498,250	499,750
2023 share option plan	4,500	301,000	305,500
2024 share option plan	1,470,000	-	1,470,000
Total	1,476,500	1,708,600	3,185,100

The warrants have been granted free of charge. Each warrant entitles its holder to subscribe to one common share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the time of their issuance. The warrants issued generally have a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void. In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has been employed for at least one year.

All warrant grants are considered to be equity-settled, share-based payment plans where the fair value of the warrants granted is determined at the grant date, without subsequent remeasurement. The fair value of each warrant grant is estimated using the Black-Scholes option pricing model with the following assumptions:

●	The dividend return is estimated by reference to the historical dividend payment of the Company; currently, this is estimated to be zero as no dividends have been paid since inception

●	The expected volatility was determined using the Euronext average volatility of the stock over the last two years at the date of grant for any grants done until December 15, 2023, the date on which the delisting from Euronext took place. For any subsequent grants, the expected volatility was determined using the Nasdaq Capital Market average volatility of the stock over the last two years at the date of grant.

●	For grants done until December 15, 2023, the risk-free interest rate was based on the interest rate applicable for the 10-year Belgian government bond at the grant date. For grants performed after December 15, 2023, the risk-free rate was based on the 10-year risk free treasury par yield curve rates listed by the U.S. Department of the Treasury.

The model inputs for warrants granted during the period ended June 30, 2024, included:

Grant date	January 1, 2024	January 1, 2024	January 1, 2024	April 3, 2024	June 4, 2024	June 22, 2024
Plan	2021 SOP	2022 SOP	2023 SOP	2023 SOP	2023 SOP	2024 SOP
Number of Shares	500	1,500	2,000	1,000	1,500	1,470,000
Exercise price	$3.94	$3.94	$3.94	$2.93	$2.88	$2.62
Expiry date	31/03/2031	31/03/2032	31/03/2033	31/03/2033	31/03/2033	31/03/2034
Share price at grant date	$3.94	$3.94	$3.94	$2.93	$2.88	$2.63
Expected price volatility	89.60%	89.60%	89.60%	91.93%	89.67%	89.31%
Risk-free interest rate	3.88%	3.88%	3.88%	4.36%	4.33%	4.25%

The total fair value of the granted warrant is estimated at $2.3 million following the underlying assumptions of the model. This amount represents the full fair value of the warrants granted that will vest over time. For the period ended, June 30, 2024, the company recorded an expense of $0.7 million for the vested warrants.

13.	Subsequent events

During July and August 2024, the Company and OrbiMed entered into amendments to the Credit Agreement, pursuant to which certain financial covenants were amended and amendment fees became payable. Refer to Note 9 – Loans, borrowings, lease obligations and other financial liabilities, for further details on these amendments.

III. CORPORATE INFORMATION

Registered office

MDxHealth SA has the legal form of a public limited liability company (société anonyme - SA / naamloze vennootschap - NV) organized and existing under the laws of Belgium. The company’s registered office is located at CAP Business Center, Rue d’Abhooz 31, B-4040 Herstal, Belgium.

The company is registered with the Registry of Legal Persons (registre des personnes morales - RPM / rechtspersonenregister – RPR) under company number RPM/RPR 0479.292.440 (Liège).

Listings

NASDAQ: MDXH

Financial calendar

November 6, 2024 – Q3 business update

Financial year

The financial year starts on 1 January and ends on 31 December.

Statutory auditor

BDO Bedrijfsrevisoren / Réviseurs d’entreprises BV/SRL

Da Vincilaan 9

1935 Zaventem

Belgium

Availability of the Interim Report

This document is available to the public free of charge and upon request:

MDxHealth SA – Investor Relations

CAP Business Center - Rue d’Abhooz, 31 – 4040 Herstal – Belgium

Tel: +32 4 257 70 21

E-mail: ir@mdxhealth.com

For informational purposes, an electronic version of the 2024 Interim Report is available on the website of mdxhealth at www.mdxhealth.com/investors/financials